SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

JAKKS PACIFIC, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

47012E106

(CUSIP Number)

California Capital Z, LLC

10182 Culver Boulevard

Culver City, California 90232

(310) 836-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 5, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 47012E106	SCHEDULE 13D	PAGE 2 OF 8 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dr. Patrick Soon-Shiong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO, PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 455,604 (See Item 5)
	8	SHARED VOTING POWER 2,635,782 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER 455,604 (See Item 5)
	10	SHARED DISPOSITIVE POWER 2,635,782 shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,091,386 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐ Not applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.9% (See Item 5)
14.	TYPE OF REPORTING PERSON* IN

*	See Instructions

CUSIP No. 47012E106	SCHEDULE 13D	PAGE 3 OF 8 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) California Capital Z, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC, AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None (See Item 5)
	8	SHARED VOTING POWER 2,635,782 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER None (See Item 5)
	10	SHARED DISPOSITIVE POWER 2,635,782 shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,635,782 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8% (See Item 5)
14.	TYPE OF REPORTING PERSON* OO

*	See Instructions

CUSIP No. 47012E106	SCHEDULE 13D	PAGE 4 OF 8 PAGES

This Amendment No. 1 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 15, 2012 by California Capital Z, LLC, a limited liability company (“California Capital”), and Dr. Patrick Soon-Shiong with respect to the common stock, par value $0.001 per share (“Common Stock”), of JAKKS Pacific, Inc., a Delaware corporation (the “Company”). California Capital and Dr. Soon-Shiong are referred to collectively herein as the “Reporting Persons.” The filing of any amendment to this Schedule 13D (including the filing of this Amendment No. 1) shall not be construed to be an admission by the Reporting Persons that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of this Schedule 13D is hereby amended to include the following information:

From October 13, 2012 through April 9, 2013, Dr. Soon-Shiong purchased, in the aggregate, 455,604 shares of Common Stock at weighted average purchase price of $11.30. Dr. Soon-Shiong used his personal funds to purchase such shares of Common Stock.

On April 9, 2013, California Capital purchased 660,000 shares of Common Stock at a purchase price of $10.43. The funds used by California Capital to purchase such shares of Common Stock were from internal sources, including working capital or funds provided by Dr. Soon-Shiong.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of this Schedule 13D is hereby amended to include the following information:

The Reporting Persons acquired the Common Stock reported in this Schedule 13D for investment purposes.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a) and 5(b) of this Schedule 13D are hereby amended and restated as follows:

The following disclosures are based on 22,307,838 shares of Common Stock outstanding as of March 15, 2013, as reported in the Form 10-K filed by the Company with the Securities and Exchange Commission on March 15, 2013.

(a)-(b)	California Capital beneficially owns, in the aggregate, 2,635,782 shares of Common Stock, representing approximately 11.8% of the outstanding Common Stock. Dr. Soon-Shiong beneficially owns directly, in the aggregate, 455,604 shares of Common Stock, representing approximately 2.0% of the outstanding shares of the Company. Dr. Soon-Shiong has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of all such 455,604 shares of Common Stock.

The shares of Common Stock beneficially owned by California Capital and Dr. Soon-Shiong, when aggregated together, total 3,091,386 shares, which represent approximately 13.9% of the outstanding Common Stock. As the sole member of California Capital, Dr. Soon-Shiong may be deemed to beneficially own, and share voting power and investment power with California Capital over, all shares of Common Stock beneficially owned by California Capital. California Capital disclaims beneficial ownership of any and all shares beneficially owned by Dr. Soon-Shiong directly.

CUSIP No. 47012E106	SCHEDULE 13D	PAGE 5 OF 8 PAGES

Items 5(c) of this Schedule 13D is hereby amended to include the following information:

(c)	During the prior sixty-day period ending as of April 9, 2013, Dr. Soon-Shiong purchased an aggregate of 415,022 shares of Common Stock on the open market at an aggregate purchase price (excluding trading commissions and related administrative costs) of $4,609,366 as follows:

•	On February 22, 2013, Dr. Soon-Shiong acquired an aggregate of 34,400 shares of Common Stock on the open market at a weighted average price of $12.12 per share.

•	On February 25, 2013, Dr. Soon-Shiong acquired an aggregate of 50,000 shares of Common Stock on the open market at a weighted average price of $12.02 per share.

•	On February 26, 2013, Dr. Soon-Shiong acquired an aggregate of 31,000 shares of Common Stock on the open market at a weighted average price of $12.08 per share.

•	On February 27, 2013, Dr. Soon-Shiong acquired an aggregate of 30,000 shares of Common Stock on the open market at a weighted average price of $12.13 per share.

•	On February 28, 2013, Dr. Soon-Shiong acquired an aggregate of 30,000 shares of Common Stock on the open market at a weighted average price of $12.15 per share.

•	On April 5, 2013, Dr. Soon-Shiong acquired an aggregate of 127,070 shares of Common Stock on the open market at a weighted average price of $10.30 per share.

•	On April 8, 2013, Dr. Soon-Shiong acquired an aggregate of 35,363 shares of Common Stock on the open market at a weighted average price of $10.40 per share.

•	On April 9, 2013, Dr. Soon-Shiong acquired an aggregate of 77,189 shares of Common Stock on the open market at a weighted average price of $10.52 per share.

On April 9, 2013, California Capital acquired 660,000 shares of Common Stock at an aggregate purchase price of $6,883,800 in a privately negotiated tranaction.

CUSIP No. 47012E106	SCHEDULE 13D	PAGE 6 OF 8 PAGES

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated: April 9, 2013

CALIFORNIA CAPITAL Z, LLC

By:	/s/ Charles Kenworthy
Its:	Manager

PATRICK SOON-SHIONG

/s/ Patrick Soon-Shiong

CUSIP No. 47012E106	SCHEDULE 13D	PAGE 7 OF 8 PAGES

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1	Joint Filing Agreement, dated as of October 15, 2012, between California Capital Z, LLC and Dr. Patrick Soon-Shiong (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons with the SEC on October 15, 2012).